Amendment to

Investment Sub-Advisory Agreement between Curian Capital, LLC,

Neuberger Berman Fixed Income LLC, and Curian Variable Series Trust

This Amendment is made by and among Curian Capital, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Neuberger Berman Fixed Income LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”), and Curian Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, Sub-Adviser and Trust entered into an Investment Sub-Advisory Agreement dated as of July 5, 2012, effective September 10, 2012 (“Agreement”), whereby Adviser appointed Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust as provided on Schedule A of the Agreement (each a “Fund” and collectively, the “Funds”).

Whereas, the parties have agreed to amend the following sections of the Agreement:

Section 3. “Management”; and
Section 12. “Duration and Termination”.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

Delete the existing sub-paragraph e) in Section 3. “Management” after the heading entitled “The Sub-Adviser further agrees that it” in its entirety and replace it with the following:

e)
as a service provider to the Funds will cooperate fully with the Chief Compliance Officer of the Trust in the execution of his/her responsibilities to monitor service providers to the Funds under Rule 38a-1 under the 1940 Act, including any reasonable and applicable document requests;

Add the following as a new sub-paragraph c) in Section 3. “Management” after the heading entitled “The Sub-Adviser further agrees that it” and re-number all sub-paragraphs alphabetically thereafter:

c)	will comply with all foreign laws, regulations, and regulatory requirements as set forth by foreign regulatory agencies, as applicable to the services provided under this Agreement;

Delete Section 12. “Duration and Termination” in its entirety, and replace it with the following:

12.  Duration and Termination.  This Agreement will become effective as to a Fund upon execution or, if later, on the date that initial capital for such Fund is first provided to it and, unless sooner terminated as provided herein, the initial term will continue in effect through December 31, 2013. Thereafter, if not terminated as to a Fund, this Agreement will continue from year to year through December 31st for each fund covered by this Agreement, as listed in Schedule A, provided that such continuation is specifically approved at least annually by the Board of Trustees or by vote of a majority of the outstanding voting securities of such Fund, and in either event approved also by a majority of the Trustees of the Trust who are not interested persons of the Trust, or of the Adviser, or of the Sub-Adviser. Notwithstanding the foregoing, this Agreement may be terminated as to a Fund at any time, without the payment of any penalty, on sixty days’ written notice by the Trust or Adviser, or on sixty days’ written notice by the Sub-Adviser.  This Agreement will immediately terminate in the event of its assignment.  (As used in this Agreement, the terms “majority of the outstanding voting securities,” “interested persons” and “assignment” have the same meaning of such terms as in the 1940 Act.)  Sections 10 and 11 herein shall survive the termination of this Agreement.

In Witness Whereof, the Adviser, Sub-Adviser and Trust have caused this Amendment to be executed as of December 13, 2013, effective as of December 3, 2013.

Curian Capital, LLC		Neuberger Berman Fixed Income LLC

By:	/s/ Michael A. Bell	By:	/s/ Robert Conti
Name:	Michael A. Bell	Name:	Robert Conti
Title:	President and Chief Executive Officer	Title:	Managing Director

Curian Variable Series Trust

By:	/s/ Angela R. Burke
Name:	Angela R. Burke
Title:	Assistant Secretary